Mail Stop 4561

November 24, 2009

Via U.S. Mail and Facsimile at (952) 946-4564

Bernard P. Aldrich, Chief Executive Officer
Rimage Corporation
7725 Washington Avenue South
Minneapolis, MN 55439

>   **Re: Rimage Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed on March 16, 2009**
>   **File No. 000-20728**

Dear Mr. Aldrich:

We have reviewed your response letter dated November 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 30, 2009.

Item 1. Business

Marketing and Distribution, page 4

1. We note your response to prior comment 2. Please provide us a more detailed analysis to support your conclusion that the loss of your two distributors and strategic partner from which you generate over 10% of total revenue would not have a material adverse effect on the company. For instance, tell us the facts surrounding the termination of distributors in the past including the percentage of total revenue you generated from these distributors, how long it took you to reallocate the business through other sales channels, and whether you suffered any loss as a result of this reallocation. Also tell us how long it would take you to reallocate business or the extent of the financial loss in the future if you terminated a relationship with one of your current distributors.

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You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you require further assistance you may me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Matthew Crispino
Attorney-Advisor